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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934

                         For the month of September 2003

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                       FRESENIUS MEDICAL CARE CORPORATION

                 (Translation of registrant's name into English)

                              Else-Kroner Strasse 1

                                61346 Bad Homburg
                                     Germany
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
            furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

           If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

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    Amendment to the 2003 Senior Credit Agreement

    On August 22, 2003, the Company and Fresenius Medical Care Holdings, Inc. ("FMCH") entered into Amendment No. 1 to their Amended and Restated Credit Agreement (hereafter the "2003 Senior Credit Agreement") with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the "Lenders") dated February 21, 2003, pursuant to which the Lenders have made available to the Company and FMCH a Tranche C Loan ("Loan C") in the amount of $400,000,000. The proceeds of Loan C, together with cash from operations, was used to voluntarily and permanently pay off the $500,000,000 Tranche B Loan under the 2003 Senior Credit Agreement.

    Loan C is a term loan facility of $400,000,000, scheduled to expire February 21, 2010 subject to an early repayment requirement on October 31, 2007 if the Trust Preferred Securities due February 1, 2008 are not repaid, refinanced or have their maturity extended. The terms of the Loan C require quarterly payments totaling $1,000,000 per quarter beginning with the third quarter of 2003. The interest rate for Loan C is LIBOR plus a percentage in accordance with the agreement that is 25 basis points less than the rate under the former Tranche B Loan. The revolving loan facility and Tranche A loan facility under the 2003 Senior Credit Agreement remain outstanding and were not impacted by the amendment.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

      DATE: September 9, 2003

                                     FRESENIUS MEDICAL CARE
                                     AKTIENGESELLSCHAFT


                                     By: /s/ DR. BEN LIPPS
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                                         Name:  Dr. Ben Lipps
                                         Title: Chairman of the Management Board

                                     By: /s/ DR. RAINER RUNTE
                                         --------------------------------------
                                         Name:  Dr. Rainer Runte
                                         Title: Deputy Member of the Management
                                                  Board, General Counsel and
                                                  Chief Compliance Officer